PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f |D1:474| 2-8-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of PPC S.A.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

07025726

George Angelopoulos
Chief Financial Officer

dlw 8/7

Enclosure

- An announcement of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces that, the explanations on the items of the Agenda of the Extraordinary General Meeting of the shareholders of the Company scheduled to be held on August 29, 2007, including, among others, the proposed amendments of articles 1 and 32 of the Articles of Incorporation, are available on the Company's web site (www.dei.gr).

Athens, August 2, 2007

Public Power Corporation S.A. – File No 82-34707

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

RECEIVED
2007 AUG -7 A 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

No/Date : f/DI : 468/1-8-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Invitation to the Extraordinary General Meeting of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Invitation to the Extraordinary General Meeting of PPC S.A.

"INVITATION
TO THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIETE ANONYME UNDER THE NAME
PUBLIC POWER CORPORATION S.A.
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Codified Law 2190/1920 as in force today and to article 22 of the Articles of Incorporation of the Company under the name PUBLIC POWER CORPORATION SOCIETE ANONYME, all shareholders are hereby invited to the Extraordinary General Meeting at the Company's Headquarters (30 Chalkokondili street, Athens, - 6th floor) on **Wednesday, 29 August 2007**, at **13.00'** to deliberate and decide on the following items on the Agenda:

ITEM ONE: Approval of the accounting statement of the RES Branch and of the Draft Agreement concerning the separation (spin-off) of the RES Branch.

ITEM TWO: Approval of the recommendation of the Board of Directors regarding the authorization of an Executive of the Company to sign the notarial deed concerning the spin-off of the RES Branch.

ITEM THREE: Amendment of articles 1 and 32 of the articles of Incorporation and codification of the articles of incorporation.

ITEM FOUR: Approval of the Directors and Officers liability insurance.

ITEM FIVE: Announcements and other issues.

The shareholders wishing to participate at such Extraordinary General Meeting must deposit the following documents to the Corporation's Shareholders Relations Office (30, Chalkokondili Street, Athens, 5th floor, Office 515) during working days and from **10:00 am** to **13:00 pm,** at least five (5) full days prior to the date set for such General Meeting (namely by **23.8.2007)**:

a. Those Shareholders who act through an administrator (Bank or Securities Agency) should block their shares via the administrator and submit to PPC S.A. the respective certificate of their shares being blocked to be issued by the Central Securities Depository, in order to participate in the Extraordinary General Meeting, along with any documents concerning their representation.

b. Those Shareholders who do not act through an administrator but are registered to the special account, administrator of which is the Central Securities Depository (C.S.D.), should block their shares by a relevant declaration directly to the C.S.D. and submit to the PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, July 31, 2007
The Board of Directors "

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:466/31-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC S.A. decided today to accept the offer by Weather Investments S.p.A. for the acquisition of PPC's S.A. indirect participation in Tellas S.A. (through the sale of PPC Telecoms S.A. participation in the Dutch company WIND PPC HOLDING N.V.) for one hundred seventy five million euros (€175.000.000).

It also decided the continuation of network rental from PPC to Tellas as well as the continuation of the provision of telecom services from Tellas to PPC.

Athens, July 31, 2007

END